August 17, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, DC 20549-3561

RE:	Steven Madden, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2010
File No. 000-23702

Dear Mr. Reynolds:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below are our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated August 5, 2010 (the “Comment Letter”) regarding our Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”) with respect to the Company’s 2010 annual meeting of stockholders. The Company’s responses follow the text of the comments raised in the Comment Letter, which are set forth below.

Compensation Structure, page 19

1.           We note your response to comment one in our letter dated June 2, 2010, and we partially re-issue that comment. In future filings, please provide a more detailed discussion of the annual performance-based cash bonus for Messrs. Rosenfeld, Dharia and Schmertz. Please provide us with draft disclosure.

As previously indicated and, as disclosed in the Company’s 2010 proxy statement (page 20), the cash bonuses paid to Messrs. Rosenfeld, Dharia and Schmertz were not linked to the achievement of any specific company or individual performance targets or goals that were identified by the Board of Directors or the Compensation Committee in advance but were discretionary and based on the Company’s overall performance not tied to specific performance metrics. As such, there were no targets or goals to disclose in this regard.

In the future, assuming that the Board of Directors or the Compensation Committee again does not set performance targets, the Company will provide more specific disclosure indicating substantially the following:

“The decision to pay cash bonuses to these executive officers and the amount of each executive officer’s bonus was determined wholly at the discretion of the Compensation Committee which evaluated a variety of indicators of the Company’s overall financial performance, including revenue growth and profitability, and assessed and made subjective judgments as to each executive officer’s individual contribution towards the Company’s performance in 2010 in determining whether to pay cash bonuses to these executives and establishing the amount to be paid. With respect to the determination to award bonuses to Messrs. Dharia and Schmertz, the Compensation Committee also considered the recommendations of the Chief Executive Officer, Mr. Rosenfeld.”

John Reynolds, Assistant Director Page 2 of 2	August 17, 2010

Summary Compensation Table, page 24

2.           We partially reissue comment three in our letter dated June 2, 2010. It appears that the annual cash bonuses paid to Mr. Sinha and Ms. Varela were part of a non-equity incentive plan, and were included in the summary compensation table in this column. Therefore, please explain why these awards were not included in the grants of plan-based awards table.

The annual performance-based cash bonuses paid to Mr. Sinha and Ms. Varela were based upon the decision made in 2008 by the Compensation Committee to award the bonuses conditioned upon attainment of specified 2009 performance targets as described in these executive officers’ respective employment agreements. Since Mr. Sinha’s and Ms. Varela’s bonuses were granted in 2008, but not earned by them until 2009, the bonuses were not included in the Grants of Plan-Based Awards Table.

* * * *

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2010 Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:	Raquel Howard
Ryan Milne
Damon Colbert
Pamela Howell